SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             STEELTON BANCORP, INC.
                            ------------------------
                            (Name of Subject Company)

                             STEELTON BANCORP, INC.
                            ------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    858272107
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Mr. Harold E. Stremmel
                      President and Chief Executive Officer
               51 South Front Street, Steelton, Pennsylvania 17113
                                 (717) 939-1966
                                ----------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Tiffany A. Henricks, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]   third-party tender offer subject to Rule 14d-1.
     [X]   issuer tender offer subject to Rule 13e-4.
     [X]   going-private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X].

                                   SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, dated July 19, 2001 (the "Schedule TO") relating to an issuer tender offer by Steelton Bancorp, Inc., a Pennsylvania corporation, to purchase up to 90,000 shares of its common stock, par value $0.10 per share.


ITEM 11.  ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase, dated July 19, 2001 and the related Letter of Transmittal, as modified by the information in the press release contained at Item 12(a), is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEM 12.  EXHIBITS.

         (a)(9) Text of Press Release issued by Steelton Bancorp, Inc., dated August 17, 2001.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2001

                                        STEELTON BANCORP, INC.


                                        By:/s/Harold E. Stremmel
                                           -------------------------------------
                                           Harold E. Stremmel
                                           President and Chief Executive Officer